
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Seed Ranch Flavor Co., LLC

Legal status of Issuer:

 Form:

 Limited Liability Company

 Jurisdiction of Incorporation/Organization:

 Colorado

 Date of Organization:

 October 14, 2016

Physical Address of Issuer:

2525 Arapahoe Avenue, Suite E4-199, Boulder, CO 80302

Website of Issuer:

www.seedranchflavor.com

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1.0%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

50,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$50,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☑ First-come, first-served basis
- ☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

February 12, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$475,743	$131,705
Cash & Cash Equivalents	$168,902	$25,835
Accounts Receivable	$84,864	$82,332
Current Liabilities	$104,055	$58,669
Long-Term Liabilities	$22,341	$36,008
Revenues/Sales	$909,389	$836,427
Cost of Goods Sold	$496,215	$394,422
Taxes Paid	$0	$0
Net Income/(Loss)	$(212,681)	$10,644

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Seed Ranch Flavor Co., LLC

 

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $50,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $200 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by February 12, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/grown-as-foods (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Not Currently Equity Interests

The Securities are not currently equity interests in the Issuer and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any distributions.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Issuer and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Issuer of its Equity Securities to one or more third parties resulting in gross proceeds to the Issuer of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into units of Equity Securities issued in said Equity Financing, at the option of the Issuer.

<u>*Conversion Upon the First Equity Financing (Early Investors)*</u>

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the first tranche of the Offering, which includes the initial purchases amounting up to and including a sum of $300,000 USD (collectively, "**Early Investors**"), will receive the number of units of Equity Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $4,500,000 ("**Valuation Cap for Early Investors**") divided by the aggregate number of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred interests and all outstanding vested or unvested options or warrants to purchase membership interests, but excluding (i) units of Equity Securities reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap for Early Investors, the lowest price per unit of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price for Early Investors**".

<u>*Conversion Upon the First Equity Financing (Standard Investors)*</u>

If the Issuer elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the second tranche of the Offering, which includes all purchases from $300,000.01 USD to $1,235,000 USD (collectively, "**Standard Investors**"), will receive the number of units of Equity Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below:

(a) the quotient of $5,500,000 ("**Valuation Cap for Standard Investors**") divided by the aggregate number of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred interests and all outstanding vested or unvested options or warrants to purchase membership units, but excluding (i) units of Equity Securities reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap for Standard Investors, the lowest price per unit of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price for Standard Investors**".

<u>*Conversion After the First Equity Financing*</u>

If the Issuer elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Issuer's discretion the Investor will receive, the number of units of Equity Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price for Early Investors or the First Equity Financing Price for Standard Investors, as applicable to the Investor.

Conversion Upon a Liquidity Event Prior to an Equity Financing(Early Investors)

For Early Investors, in the case of the Issuer's undergoing an **IPO** (as defined below) of its Equity Securities (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of units of Common Interests of the Issuer equal to the Purchase Amount divided by the quotient of (a) $4,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Issuer's Equity Securities outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) units of Equity Securities reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Standard Investors)

For Standard Investors, in the case of the Issuer's undergoing an **IPO** (as defined below) of its Equity Securities (as defined in the Security) or a **Change of Control** (as defined below) of the Issuer (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of units of Common Interests of the Issuer equal to the Purchase Amount divided by the quotient of (a) $5,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Issuer's Equity Securities outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) units of Equity Securities reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Issuer's board of managers, (ii) any reorganization, merger or consolidation of the Issuer, in which the outstanding voting security holders of the Issuer fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Equity Securities by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers units of existing Equity Securities of the Issuer for resale, as approved by the Issuer's board of managers (or directors if the Issuer is restructured as a corporation), where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Issuer.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued Equity Securities equal to the Purchase Amount divided by the First Equity Financing

Price. Units of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Securities issued in connection with the Issuer's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Issuer's board of managers (or board of directors if the Issuer becomes a corporation) determines in good faith that delivery of Equity Securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Issuer's board of managers (or board of directors if the Issuer becomes a corporation).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of Preferred Interests then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Issuer's board of managers (or board of directors if the Issuer becomes a corporation) at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Interests upon a Dissolution Event and (iii) all holders of Common Interests.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Issuer of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of Equity Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Issuer. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Issuer's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Issuer (the "**Nominee Designee**").

The Issuer and its members are subject to an amended Limited Liability Company Agreement, dated as of June 15, 2022 (as so amended, the "Amended LLC Agreement"). Among other things, the Amended LLC Agreement provides for certain provisions related to (i) authorized classes of units, (ii) distributions and allocations; (iii) management, including the authority and appointment of the Manager; (iv) matters requiring Super Majority approval for Major Decisions; (v) authority of the Manager to have full discretion in issuing Class B Units; (vi) transferability of Units; (vii) rights of first refusal, co-sale and drag-along rights; and (viii) preemptive rights to Class A Unit holders.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the

Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Equity Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Equity Securities into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the Equity Securities into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1.0%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1.0%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Consumer acceptance and desire for existing and emerging healthy foods, snacks and beverages are continually changing and are extremely difficult to predict.

The Issuer is striving to be on the right side of this macro shift at. Increased consumer concerns about nutrition, healthy diets (some known as Paleo, KETO, and Vegan regimens) and food allergies are ever changing. This brings to our business the risk that sales of our products may decline due to changes in consumer tastes or other reasons beyond the control of the Issuer. The consumer acceptance and resulting success of new products will be one of the keys to the success of the Issuer's business plan. There can be no assurance that the Issuer will succeed in the development of any new products or that any new products developed by the Issuer will achieve market acceptance or generate meaningful revenue for the Issuer.

We rely on other companies to provide ingredients and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of our products, or from whom we acquire such items, do not provide ingredients or products which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common ingredients instead of ingredients customized to meet our requirements. The supply of ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on co-packers to provide our supply of products.

Any failure by co-packers to fulfill their obligations or any termination or renegotiation of our co-packing agreements could adversely affect our results of operations. We have supply agreements with co-packers that require them to provide us with specific finished products. We rely on co-packers as our sole-source for products. We also anticipate that we will rely on sole suppliers for future products. The failure for any reason of a co-packer to fulfill its obligations under the applicable agreements with us or the termination or renegotiation of any such co- packing agreement could result in disruptions to our supply of finished goods and have an adverse effect on our results of operations. Additionally, from time to time, a co-packer may experience financial difficulties, bankruptcy or other business disruptions, which could disrupt our supply of finished goods or require that we incur additional expense by providing financial accommodations to the co-packer or taking other steps to seek to minimize or avoid supply disruption, such as establishing a new co- packing arrangement with another provider. During an economic downturn, our co-packers may be more susceptible to experiencing such financial difficulties, bankruptcies or other business disruptions. A new co-packing arrangement may not be available on terms as favorable to us as the existing co- packing arrangement, if at all.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, including keeping our products adequately refrigerated during shipment. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

Product recalls and product liability, as well as changes in product labeling, safety and other consumer protection laws, may adversely impact our operations, merchandise offerings, reputation, financial condition, results of operations, and cash flows.

We are subject to regulations by a variety of federal, state, and international regulatory authorities, including regulations regarding the safety and quality of our products. We purchase products and ingredients from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before products ship to our customers. Any issues of product labeling or safety, or allegations that our products are in violation of governmental regulations, could cause those products to be recalled. If our vendors fail to manufacture or import ingredients or products that adhere to our quality control standards, product safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain products, or additional labor costs associated with readying products for sale.

Our inability to secure, maintain and increase our presence in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.

Our operations include sales to retail stores and their related websites, which has accounted for a substantial portion of our revenue. The success of our business is largely dependent on our continuing development of strong relationships with such stores. The loss of our relationship with any large retail partner could have a significant impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.

We also face severe competition to display our products on store shelves and obtain optimal presence on those shelves.

Due to the intense competition for limited shelf space in the categories we compete in, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential consumers who purchase such competitors' other products at retail stores, and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

We face various risks as an e-commerce retailer.

We operate a business that sells products directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new retailers could have a material adverse effect on our business, financial condition and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations.

We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, the Issuer is subject to the rules and regulations of the U.S. Food and Drug Administration. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Because the Offering consists of two separate tranches, a single investor may receive different Crowd SAFEs with different terms, depending on the timing of its investment commitment.

The Offering is divided into separate tranches for early investors and standard investors. "Early Investors," which include investors who invest during the first tranche of the Offering, which includes the initial purchases amounting up to and including a sum of $300,000.00 USD, will receive a Crowd SAFE with preferential terms, namely a reduced pre-money valuation cap ($4,500,000 instead of $5,500,000). A Crowd SAFE with different terms will be issued to "Standard Investors," or investors who invest during the second tranche of the Offering, which includes all purchases from $300,000.01 USD to $1,235,000 USD. Accordingly, a single investor may be issued two different Crowd SAFEs with different terms, depending on the timing of the investor's investment commitment.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of seven percent (7%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the

United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Interests, Investors would directly or beneficially receive securities in the form of units of Series B-CF Preferred Interests and such units would be required to be subject to the terms of the Securities that allows a designee to vote their units of Series B-CF Preferred Interests consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, distribution rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per unit paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred interests, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Seed Ranch Flavor Co., LLC, develops and sells clean label, uniquely flavored sauces and seasonings. Under our pending trademark GrownAsFoods™, we sell a line of dairy-free boxed macaroni and cheese and vegan cheese powders. While we develop all our recipes in-house, we co-manufacture our products in Colorado and Illinois. We sell across a variety of channels, including retail, Amazon, direct-to-consumer, private label, and foodservice.

The Issuer is a Colorado limited liability company formed on October 14, 2016. The Issuer is headquartered in Colorado. The Issuer sells its products and services in the United States and internationally (through resellers) and over the Internet.

Business Plan

The Issuer plans to expand its business by purchasing inventory, increasing sales and marketing efforts, and utilizing short-term debt. The capital we raise here will empower us to acquire additional inventory, increase our sales and marketing initiatives, obtain short-term debt and provide necessary general working capital to grow out our infrastructure as we continue to grow our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Grown as Foods™ Products	Dairy-free boxed macaroni and cheese and vegan cheese powders, including Classic Vegan Mac & Cheese, Truffle Vegan Mac & Cheese, Truffle Cheddar Popcorn Seasoning and 1 lb. and 15 lb. sizes of bulk Vegan Cheese Powder.	Sold in retail grocery stores, independent stores, on Amazon, direct through our website, internationally through reseller and through distributors throughout the U.S.
Seed Ranch Flavor Sauces	The Isser's sauce lineup includes: Truffle Hound, Everything but the Taco, Everything but the Sushi & Dumplings, Smoked Jalapeno, Smoky Ghost, Thai Green, HOT Thai Green, Peach Cayenne, NashSeoul, Truffle Fire, Umami Everyday and Umami Reserve.	Sold in retail grocery stores, independent stores, on Amazon, direct through our website, internationally through reseller and through distributors throughout the U.S.
Seed Ranch Flavor Seasonings	Our seasonings include: Umami All-Purpose Seasoning, Cheddar Craving Vegan Cheese Powder and Spicy Queso Vegan Cheese Powder.	Sold in retail grocery stores, independent stores, on Amazon, direct through our website, internationally through reseller and through distributors throughout the U.S.

Competition

The food and beverage consumer products markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, value and packaging are also important differentiating factors.

We face competition across both product lines from incumbent brands such as Tabasco, Cholulua, and Yellowbird for sauces and Annies, Kraft, and Daiya for Mac & Cheese. In addition, other startup brands, such as Truff and Bravado for sauces and Camp and Goodles for mac & cheese, have created additional competition in the space.

Customer Base

The majority of our revenue and customer base is through brick & mortar grocery retail, including Sprouts, King Soopers, and regional players. Amazon customers make up around 15-20% of our customer base and direct to consumer is around 5% of our revenue. We have a small but growing list of private label customers who purchase our products with their own branding and sell to their customer base (e.g., Thrive Market).

Supply Chain

Although the Issuer is dependent upon certain third party vendors, including co-packers and suppliers, the Issuer has access to alternate vendors and suppliers in the event its current third-party vendors or suppliers are unable to provide manufacturing services or supplies or if any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or supplier would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5308205	"Seed Ranch Flavor Co."	Standard Character Mark	October 24, 2016	October 10, 2017	USA
6460197	"Seed Ranch Flavor Co. TRUFFLE HOUND"	Standard Character Mark	November 2, 2020	August 24, 2021	USA
97281408	"GROWNAS"	Standard Character Mark	February 23, 2022	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Additionally, the Issuer owns a number of domain names, including www.seedranchflavor.com and www.grownasfoods.com.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Issuer is subject to the rules and regulations of the U.S. Food and Drug Administration. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$12,000	7%	$86,450
Inventory (1)	46%	$23,000	40%	$494,000
Sales and Marketing (2)	20%	$10,000	30%	$370,500
Short Term Debt (3)	5%	$2,500	10%	$123,500
General Working Capital (4)	5%	$2,500	13%	$160,550
Total	**100%**	**$50,000**	**100%**	**$1,235,000**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) We will be investing heavily into inventory to meet the demands of our growing retail, foodservice, and private label customers. As a consumer packaged goods company, we can't sell what we don't have in inventory.

(2) Our sales and marketing efforts are key to discovering new customers and retaining existing customers, both in-store and through e-commerce

(3) Short term debt payments allow us to finance just-in-time inventory without hefty interest payments and have flexibility in accessing additional capital to grow sales.

(4) We reserve 13% of funds for working capital to retain employees, pay for flexible warehousing, contractor services, and overhead as we continue to grow.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
David Delcourt	CEO, Co-Founder and Manager*	CEO, Co-Founder and Manager of Seed Ranch Flavor Co., LLC, 2016 – Present Responsible for strategy, day-to-day management and general CEO responsibilities.	Wesleyan University, B.A., Economics, 2005
Russell Thomas	Director of Marketing and Operations	Director of Marketing and Operations of Seed Ranch Flavor Co., LLC, 2020 – Present Responsible for marketing strategy, customer success, and manufacturing of sauce products.	Wesleyan University, B.A., College of Letters, 2017
Suki Sohn	Fractional CFO	Fractional CFO of Seed Ranch Flavor Co., LLC, 2022 – Present Responsible for maintaining the Issuer's financial records, creating forecasts and other general financial matters. Founder and CEO of Kiban360, 2020 – 2022 Responsible for managing the company and providing a variety of financial services to clients.	INSEAD, MBA, 2000 Bryn Mawr College, B.A., History, 1994

*Pursuant to the Amended LLC Agreement of the Issuer, the CEO of the Issuer shall also be the Manager of the Issuer.

Biographical Information

David Delcourt: David is the CEO, Co-Founder and Manager of the Issuer. Prior to founding the Issuer, David was a Co-Founder and CEO of sustainability startup Siva Cycle and Co-Founder of MakeMeSustainable.com, a carbon and energy management web platform (acquired in 2011). He has also held roles as an analyst and sales executive.

Russell Thomas: Russell is the Director of Marketing and Operations of the Issuer. Russell initially joined the Issuer as a marketing intern and worked his way up to his current position through hard work and great initiative. Prior to joining the Issuer, Russell worked at a NYC-based social media management agency.

Suki Sohn: Suki is the fractional CFO of the Issuer. She is the CEO and Founder of financial services firm Kiban360, Founding Member and CFO of Simply Capital, and Fractional CFO of allrites. Previously, Suki was the Chief Financial Officer of Onslot Films, a hybrid production company and creative agency. She is an experienced Chief Financial Officer with a demonstrated history of working in a wide range of industries. Suki has a strong finance background and is skilled in Management, Project Implementation, Business Development, and Finance.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C, the Issuer has authorized issued and outstanding: (i) 86,347 Class A Units (the "**Class A Units**") and (ii) 13,653 Class B Units (the "**Class B Units**", and when combined with the Class A Units, collectively, the "**Units**").

Outstanding Capital Interests

As of the date of this Form C, the Issuer's outstanding capital interests consists of:

Type	Class A Units
Amount Outstanding	86,347
Voting Rights	One vote per Class A Unit
Anti-Dilution Rights	None
Other Rights	(i) Preemptive rights to purchase additional securities; and (ii) Right of first refusal and Tag-along rights.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Class A Units at a later date. The issuance of such additional Class A Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	86.35%

Type	Class B Units
Amount Outstanding	13,653
Voting Rights	None, except for specified Major Decisions
Anti-Dilution Rights	None
Other Rights	(a) Pursuant to the Amended LLC Agreement, the Manager was originally issued 13,653 Class B Units and has been provided the discretionary authority to re-allocate these Class B Units (the Manager has subsequently re-allocated 7,510 Class B Units to employees and advisors to the Issuer); and (b) Right of first refusal and Tag-along rights.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Class B Units at a later date. The issuance of such additional Class B Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.65%

*Certain of these Class B Units remain subject to vesting.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has no outstanding options (or similar equivalents), SAFEs, Convertible Notes or warrants.

Outstanding Debt

As of the date of this Form C, the Issuer has no outstanding debt for borrowed money.

Type	Unsecured Loan from Issuer CEO
Principal Amount Outstanding	$14,500
Interest Rate and Amortization Schedule	1.61%
Description of Collateral	Unsecured
Maturity Date	October 28, 2024

Type	Unsecured Loans from Issuer CEO
Principal Amount Outstanding	$130,000
Interest Rate and Amortization Schedule	5%
Description of Collateral	Unsecured
Maturity Date	24 months from issuance of loans*

*Due as follows: (i) February 13, 2025- $50,000; (ii) April 25, 2025- $35,000; (iii) May 31, 2025- $25,000; and (iv) September 5, 2025- $20,000

Type	SBA EIDL Loan
Principal Amount Outstanding	$21,500
Interest Rate and Amortization Schedule	3.75% per annum. Installment payments, including principal and interest of $105 monthly. The balance of principal and interest will be payable thirty (30) years from the date of the promissory note.
Description of Collateral	All assets.
Other Material Terms	N/A
Maturity Date	June 17, 2050

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
David Delcourt	45,545 Class A Units 6,143 Class B Units*	52.75%

*The Class B Units are non-voting. Pursuant to the Amended LLC Agreement, the Manager has the discretionary authority to re-allocate these Class B Units. The Manager has previously re-allocated 7,510 Class B Units to employees and advisors to the Issuer.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of October 31, 2023, the Issuer had an aggregate of $67,655 in cash and cash equivalents, leaving the Issuer with approximately 5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently undertake to raise up to an additional $1,000,000 by offering to sell securities, including but not limited to common or preferred units, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering").

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Units	$525,000	21,000	General Working Capital	Various dates between May 9, 2022 and June 15, 2022	Section 4(a)(2)
Class B Units	N/A	7,510	N/A	January 1, 2023; February 1, 2023; and September 14, 2023	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

(i) On October 28, 2021, the Issuer entered into a promissory note in the amount of $35,000 with the Issuer's CEO and Co-Founder, David Delcourt. The loan bears an interest rate of 1.61% and has a maturity date of October 28, 2024. As of the date of this Form C, the current outstanding balance of the loan is $14,500.

(ii) In 2023, the Issuer entered into four promissory notes in the aggregate amount of $130,000 with the Issuer's CEO and Co-Founder, David Delcourt. The loans bear an interest rate of 5% with repayment over 24 months as cash flow allows. As of the date of this Form C, the current outstanding balance of these loans is $130,000.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.seedranchflavor.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

    (1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Seed Ranch Flavor Co., LLC
(Issuer)

By:/s/David Delcourt
(Signature)

David Delcourt
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Delcourt
(Signature)

David Delcourt
(Name)

Manager
(Title)

November 13, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

SEED RANCH FLAVOR CO., LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Seed Ranch Flavor Co., LLC
Boulder, Colorado

We have reviewed the accompanying financial statements of Seed Ranch Flavor Co., LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 20, 2023
Los Angeles, California

SEED RANCH FLAVOR CO LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	168,902	$	25,835
Acccounts Receivable, net		84,864		82,332
Inventory		221,977		22,788
Total current assets		**475,743**		**130,955**
Security Deposit		-		750
Total assets	$	**475,743**	$	**131,705**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	-	$	648
Credit Cards		81,583		38,776
Current Portion of Loans and Notes		15,760		13,760
Other Current Liabilities		6,712		5,486
Total current liabilities		**104,055**		**58,669**
Promissory Notes and Loans		22,341		36,008
Total liabilities		**126,396**		**94,677**
MEMBERS' EQUITY				
Members' Equity		349,346		37,028
Total Members' Equity		**349,346**		**37,028**
Total Liabilities and Members' Equity	$	**475,743**	$	**131,705**

See accompanying notes to financial statements.

SEED RANCH FLAVOR CO LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	909,389	$	836,427
Cost of Goods Sold		496,215		394,422
Gross profit		413,174		442,005
Operating expenses				
General and Administrative		459,892		325,648
Sales and Marketing		156,949		91,873
Total operating expenses		616,841		417,520
Operating Income/(Loss)		(203,667)		24,485
Interest Expense		833		13,840
Other Loss/(Income)		8,181		-
Income/(Loss) before provision for income taxes		(212,681)		10,644
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(212,681)**	**$**	**10,644**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2020	$ (20,175)
Capital Contribution	46,558
Net income/(loss)	10,644
Balance—December 31, 2021	$ 37,028
Capital Contribution	525,000
Net income/(loss)	(212,681)
Balance—December 31, 2022	$ 349,346

See accompanying notes to financial statements.

SEED RANCH FLAVOR CO LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (212,681)	$ 10,644
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Acccounts Receivable, net	(2,532)	(67,587)
Inventory	(199,189)	(2,364)
Accounts Payable	(648)	236
Credit Cards	42,807	17,693
Other Current Liabilities	1,227	1,801
Security Deposit	750	-
Net cash provided/(used) by operating activities	**(370,266)**	**(39,577)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	-
Net cash provided/(used) in investing activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	525,000	46,558
Borrowing/ (repayment) on Promissory Notes and Loans	(11,667)	27,833
Borrowing/ (repayment) on Convertible Notes	-	(45,000)
Net cash provided/(used) by financing activities	**513,333**	**29,391**
Change in cash	143,067	(10,186)
Cash—beginning of year	25,835	36,021
Cash—end of year	**$ 168,902**	**$ 25,835**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 833	$ 13,840
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	$ -	$ -
Issuance of equity in return for accrued payroll and other liabilities	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Seed Ranch Flavor Co. LLC was formed on October 14, 2016 in the state of Colorado. The financial statements of Seed Ranch Flavor Co., LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boulder, Colorado.

Seed Ranch develops and sells clean labels, uniquely flavored sauces and seasonings. Under our (pending trademark) Grown As Foods brand we sell a line of dairy-free boxed mac & cheese and vegan cheese powders. While we develop all our recipes in-house, we co-manufacture our products in Colorado and Illinois. The company sells across a variety of channels including retail, Amazon, direct-to-consumer, private label, and foodservice.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to co-packing costs (labor and materials), raw food ingredients, labels, containers which are determined using an average method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its flavored sauces and seasonings.

Cost of sales

Costs of goods sold include the cost of materials, fees, and shipping costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $156,949 and $91,873, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 20, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,	2022	2021
Finished goods	$ 221,977	$ 22,788
Total Inventory	**$ 221,977**	**$ 22,788**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Sales Tax Payable	$ 6,692	$ 5,486
Shopify Gift Card Liability	20	-
Total Other Current Liabilities	**$ 6,712**	**$ 5,486**

5.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Class	Number of Units	Ownership percentage
David Delcourt	Class A	45,545	45.5%
Joshua Onysko	Class A	11,881	11.9%
Pir Granoff	Class A	3,168	3.2%
Jessey White-Cinis	Class A	2,376	2.4%
Jules Ehrhardt	Class A	2,376	2.4%
Others	Class A	21,001	21.0%
TOTAL CLASS A		**86,347**	**86.3%**
David Delcourt	Class B	13,653	13.7%
TOTAL CLASS A		**13,653**	**13.7%**
TOTAL CLASS A + B		**100,000**	**100.0%**

6. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL Loan	$ 21,500	3.75%	6/17/2020	6/17/2050	$ 2,048	$ 2,048	$ 1,260	$ 22,341	$ 25,649	$ 1,241	$ 1,241	$ 1,260	$ 21,508	$ 24,009
Promissory Note- David Delcourt	$ 35,000	1.61%	10/28/2021	10/28/2023	$ 564	$ 662	$ 14,500	$ -	$ 15,162	$ 99	$ 99	$ 12,500	$ 14,500	$ 27,099
Total					**$ 2,611**	**$ 2,710**	**$ 15,760**	**$ 22,341**	**$ 40,811**	**$ 1,241**	**$ 1,241**	**$ 13,760**	**$ 36,008**	**$ 51,108**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$ 15,760
2024	1,260
2025	1,260
2026	1,260
Thereafter	18,561
Total	**$ 38,101**

7. RELATED PARTY

On October 28, 2021, the company entered into a promissory note in the amount of $35,000 with the founder, David Delcourt. The loan bears an interest rate of 1.61% with repayment over 24months as cash flow allow. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $14,500 and $27,000, respectively.

In 2023, the Company entered into four promissory note agreements in the aggregate amount of $130,000 with the founder David Delcourt. The notes bear an interest rate of 5% with repayment over twenty- four months as cash flow allows.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into a lease agreement with BLACK LAB SPORTS LLC. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

Year	Obligation
2023	$ 23,800
2024	-
2025	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 23,800**

Rent expenses were in the amount of $36,821 and $24,954 as of December 31, 2022 and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through October 20, 2023, which is the date the financial statements were available to be issued.

The company re-allocated 7,510 Class B units to six participants.

In 2023, the Company entered into four promissory note agreements in the aggregate amount of $130,000 with the founder David Delcourt. The notes bear an interest rate of 5% with repayment over 24months as cash flow allows.

On August 1, 2023, the Company elected to be taxed as a corporation.

The Company launched nationally with Sprouts with both brands, the Company's largest customer to date.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $203,667, an operating cash flow loss of $370,266, and liquid assets in cash of $168,902, which is less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUER RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

SEED RANCH FLAVOR CO., LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Seed Ranch Flavor Co., LLC, a Colorado limited liability company (the "**Issuer**"), hereby issues to the Investor the right to certain units of the Issuer's Equity Securities (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $4,500,000 for each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $300,000.00 USD ("**Early Investors**") and $5,500,000 for each investor who invests during the second tranche of the Offering, which includes all subscriptions from $300,000.01 USD to $1,235,000.00 USD ("**Standard Investors**").

See <u>Section 2</u> for certain additional defined terms.

1. *Events*

(a) <u>**Equity Financing**</u>.

(i) If an Equity Financing occurs before this instrument terminates in accordance with <u>Sections 1(b)-(d)</u> ("**First Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the First Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Securities; or (2) issue to the Investor a number of units of the Equity Securities, as applicable, sold in the First Equity Financing. The number of units of such Equity Securities shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below) for Early Investors or Standard Investors, as applicable to Investor.

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(ii)   If the Issuer elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Issuer shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Issuer's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Securities; or (2) issue to the Investor a number of units of Equity Securities sold in the Subsequent Equity Financing. The number of units of such Equity Securities shall be equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price for Early Investors or Standard Investors, as applicable.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of units of Equity Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Issuer a number of units of the most recent issued Equity Securities equal to the Purchase Amount divided by the First Equity Financing Price for Early Investors or Standard Investors, as applicable. Units of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Securities issued in connection with the Issuer's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Issuer's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Issuer to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation) determines in good faith that delivery of Equity Securities to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Issuer shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation).

(c)   **Dissolution Event**. If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Interests, the Issuer will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Issuer's manager(s) (or board of directors if the Issuer becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Issuer at the same priority as holders of Common Interests upon a Dissolution Event and (iii) and all holders of Common Interests.

(d)   **Termination**. This instrument will terminate (without relieving the Issuer or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Equity Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Interests**" means the capital interests of the Issuer, including, without limitation, Common Interests and Preferred Interests.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Issuer having the right to vote for the election of members of the Issuer's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Issuer, other than a transaction or series of related transactions in which the holders of the voting securities of the Issuer outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Issuer or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Issuer.

"**Common Interests**" means common limited liability company membership units of the Issuer, or common stock of the Issuer if the Issuer is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or Section 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Issuer that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Issuer's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Issuer of its Equity Securities to one or more third parties following the date of this instrument from which the Issuer receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Capital Interests (whether Common Interests or Preferred Interests), any other capital or profits interest of the Issuer or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Interests or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Issuer to any director, officer, employee, advisor or consultant of the Issuer in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Issuer, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap for Early Investors or Standard Investor, as applicable to the Investor, the lowest price per interest of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Issuer immediately prior to the First Equity Financing is greater than the Valuation Cap for Early Investors or Standard Investors, as applicable to the Investor, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable interests then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) the issuance of all units of Equity Securities reserved and available for future issuance under any of the Issuer's existing equity incentive plans, (ii) convertible promissory notes issued by the Issuer, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Issuer pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Issuer to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Issuer's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Issuer with the SEC that registers units of existing Equity Securities of the Issuer for resale, as approved by the Issuer's board of managers (or directors if the Issuer is restructured as a corporation), where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Issuer.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Issuer's Equity Securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap for Early Investors or Standard Investors, as applicable to Investor, divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Issuer's IPO, and ending on the date specified by the Issuer and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Issuer or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Interests**" means the preferred limited liability company membership interests of the Issuer or preferred stock of the Issuer, if the Issuer is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Issuer for bona fide financing purposes and which may convert into Equity Securities in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap for Early Investors or Standard Investors, as applicable to Investor, divided by (y) the Fully Diluted Capitalization.

3. *Issuer Representations*

(a)   The Issuer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Issuer of this instrument is within the power of the Issuer and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Issuer. This instrument constitutes a legal, valid and binding obligation of the Issuer, enforceable against the Issuer in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Issuer, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Issuer; or (iii) any material indenture or contract to which the Issuer is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Issuer.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Issuer; (ii) result in the acceleration of any material indenture or contract to which the Issuer is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Issuer or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Issuer, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Issuer's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of Equity Securities issuable pursuant to Section 1.

(e)   If the Issuer, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Capital Stock for issuance and deliver upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Issuer is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Issuer has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Issuer and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Issuer regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Issuer or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Issuer is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Issuer, and that the Issuer has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Issuer. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, purchase and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Issuer has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Issuer questions about its business plans, "Risk Factors," and all other information presented in the Issuer's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Securities or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Issuer's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Issuer's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Issuer are subject to the same restrictions and the Issuer uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Equity Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Issuer may impose stop transfer instructions with respect to the Investor's registrable securities of the Issuer (and the Issuer securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Issuer (and the securities of the Issuer held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE ISSUER'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in <u>Section 4</u> above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Issuer to make the representations and warranties set out in <u>Section 4</u> and the undertaking set out in <u>Section 5(a)</u> and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Issuer of the proposed disposition and shall have furnished the Issuer with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Issuer, the Investor shall have furnished the Issuer with an opinion of counsel reasonably satisfactory to the Issuer that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE (**"Transfer"**) in accordance with this <u>Section 5</u>, the investor accepting transfer (**"Transferee"**) must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute <u>Exhibit A</u> contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute <u>Exhibit A</u> contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Issuer will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Issuer's organizational documents, any other agreement between the Investor and the Issuer or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as <u>Exhibit A</u> contemporaneously and in connection with the purchase of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   This Crowd SAFE contemplates the potential tokenization of this instrument and any equity securities that may be issued upon conversion of this Crowd SAFE. The Issuer may, in its sole discretion, tokenize this Crowd SAFE and the underlying equity securities as separate blockchain tokens ("**Tokens**") on a blockchain network. The Investor acknowledges and consents to the potential tokenization of this Crowd SAFE and the underlying equity securities, and agrees to abide by any terms and conditions related to the Tokens as set forth by the Issuer.

(c)   The Investor agrees to take any and all actions determined in good faith by the Issuer's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Securities issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(d)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Issuer and the Investor, or (ii) the Issuer and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE). Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Securities for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Issuer or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive purchase rights or otherwise until units have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Issuer's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units in the same management company with, the Investor; and *provided, further*, that the Issuer may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Issuer's domicile or organizational form.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Issuer's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Colorado, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Boulder, Colorado. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Issuer must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Seed Ranch Flavor Co., LLC

By:
Name: David Delcourt
Title: Chief Executive Officer
Address: 2525 Arapahoe Avenue, Suite E4-199, Boulder, CO 80302, United States
Email: delcourt@seedranchflavor.com

INVESTOR:

By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby designated and appointed to act for and on behalf of the Investor as Investor's nominee, agent and proxy in all respects under the Crowd SAFE Series 2023 issued by Seed Ranch Flavor Co., LLC (the **"SAFE"**) and any securities which may be issuable to Investor upon conversion of the SAFE (the **"Conversion Securities"** and together with the SAFE, the "**Securities**"). Nominee is expressly authorized to perform such acts, and execute such documents, agreements and instruments, for and on behalf of Investor and in the Investor's name, reasonably deemed necessary in Nominee's sole discretion without Investor's consent to any of the following:

(1)   cause, at any time hereinafter, the title to any Securities to be held of record by (such holder, the "**Custodian**") a corporation, partnership, a trust (whether or not the trustees are named) or other organization or by one or more qualified persons as trustees, custodians or any other fiduciary capacity with respect to a single trust, estate or account, in each case, of the Nominee's sole discretion (**"Custodial Conversion"**) for the benefit of the Investor.

(2)   in connection with any conversion of the SAFE into Conversion Securities of the Issuer, execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the SAFE into Conversion Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other SAFEs of the same class issued by the Issuer that will convert in connection with the Equity Financing, Liquidity Event, Dissolution Event or other corporate event (**"Transactional Conversion"**);

(3)   receive all notices and communications on behalf of the Investor from the Issuer concerning any Securities;

(4)   vote at any meeting or take action by written consent in lieu of a meeting, or otherwise consent, confirm, approve or waive any rights, as a holder of any Securities, in each case, in all respects thereto (without prior or subsequent notice to the Investor) consistently with at the direction of the Chief Executive Officer of Seed Ranch Flavor Co., LLC (the "**Nominee Designee**"); *provided*, the Nominee shall have no obligation to vote or take any other action consistent with the Nominee Designee as to the engagement or termination of the Custodian;

(5)   in connection with any Custodial Conversion and/or Transactional Conversion, open an account in the name of the Investor with a Custodian and allow the Custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor; *provided* Nominee will take reasonable steps to send notice thereof to the Investor, including by email, using the last known contact information of such Investor;

(6)   appoint any person, firm, or corporation to act as its agent or representative for the purpose of performing any function that Nominee is or may be authorized hereunder to perform; and

(7)   take any such other and further actions incidental to any of the above.

(the foregoing, collectively, the "**Nominee Services**"). Capitalized but undefined terms used in this Nominee Rider and Waiver shall have the meaning ascribed to them in the Security unless otherwise defined.

The Nominee shall not sell, transfer or assign the beneficial interest in any Security to any third-party without the Investor's written consent. Investor covenants and agrees to take all necessary actions and perform such functions as necessary to ensure Nominee receives prompt and timely responses to enable Nominee to perform Nominee Services.

Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, members, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Notwithstanding anything to the contrary, the Nominee may render Nominee Services at its sole option and until the termination hereof, which shall occur upon the earliest of: (1) the SAFE or any Conversion Security is (i) terminated or (ii) registered under the Exchange Act; (2) a Custodial Conversion; (3) the Nominee, the Investor and the Issuer mutually agree to terminate the Nominee Services, and (4) the Nominee provides notice of termination at least 7 days in advance to the Investor and the Issuer. Upon any such termination, the Nominee shall have no further obligations hereunder.

This Nominee Rider and Waiver shall be binding upon the Nominee and the Investor and inure to the benefit of and bind their respective assigns, successors, heirs, executors, beneficiaries, and administrators.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Custodian, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

[REMAINDER LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                  Republic Investment Services LLC

By: By:
Name: Name: Antonio Namwong, President
Date: Date:

ISSUER:

Seed Ranch Flavor Co., LLC

By:
Name: David Delcourt, CEO
Date:

EXHIBIT C

Video Transcript

EXHIBIT C- Seed Ranch | GrownAs* Foods Republic Video Transcript

0:00

Seed Ranch Flavor Co. and GrownAs Foods is here to change the consumer foods game through outrageous flavors.

0:06

We make incredibly tasty, better-for-you products aimed at the booming plant-based market.

0:12

Hey, everyone.

0:13

I'm David Delcourt, founder and Chief of Flavor at Seed Ranch Flavor Co and GrownAs* Foods.

0:19

As you can tell, we're based here in beautiful Boulder Colorado where we make the most delightfully delicious sauces and plant-based mac and cheese.

0:26

I'm excited to share our journey, our successes and where we're going, and even more excited to have you join us!

0:33

We started here! At the Boulder Farmers Market, making flavor packed sauces that we couldn't find on grocery shelves and from our customers, we learned we weren't the only ones yearning for that flavor.

0:52

(Sound from video clips) Mmm…this is really good. That is incredible. I was just tasting this. I normally can't tolerate hot sauce at all, but this is really good.

0:53

We were even featured on the hit show.

0:55

Hot ones.

0:56

We took Margot Robbie's breath away and made Justin Timberlake literally cry us a river.

1:02

Then, the pandemic hit. I've been plant-based for seven years and I wanted to share mac and cheese with my kiddos, but nothing on the market had decent flavor.

1:12

Much less the nutrition I wanted to feed them.

1:15

So we created one that tastes great.

1:17

That they love and I feel good feeding them.

1:20

But let's face it.

1:22

Vegan food has historically underperformed on flavor.

1:25

And trust me, I've tried them all. And that's where we come in.

1:29

We make amazingly delicious foods like mac and cheese, that just so happen to be vegan.

1:35

But look, you don't have to take my word for it.

1:37

Ask my carnivore friend, Barry. Me, vegan couldn't be further.

1:43

But that mac and cheese and these sauces are f***** fire. Or just ask our thousands of happy customers.

1:50

We've gone from our humble roots at the local farmers market to over 1,400 stores nationwide.

1:56

Since our inception, we've done 3.34 million in sales and we're on track in 2023 to do 1.2 million*. (on screen says "*sales forecasts are not guaranteed")

2:04

In addition, over the last three quarters, our shipped boxes of mac and cheese have gone up 189%. And GrownAs* foods won't stop there.

2:14

Our mission is to be the tastiest 1 to 1 cheese replacement from the grocery store to your cabinet, from mainstream snacks to your childhood favorites.

2:23

You can say goodbye to Goopy packets and bland flavorless vegan food.

2:28

So what will we use the funds for?

2:30

Well, first of all, we need to produce inventory in order to be able to sell that inventory.

2:35

Second of all, we need sales and marketing support to continue growing in retail, e-commerce and other channels. And last of all working capital.

2:43

So we can be sure we can pay our lean scrappy, amazingly mission driven team so that we drive to the next level.

2:50

As the Chief of Flavor, everything starts in my kitchen.

2:54

So our products are tasted by my friends and my family and my community.

2:58

Well, before it ever hits your grocery store shelves. So join us on this Flavor adventure and together we can change the world by changing how it tastes.

EXHIBIT D

Testing the Waters Communications



Republic

Company Name Seed Ranch | GrownAs* Foods

Logo

Headline Ridiculously Delicious Plant-based Vegan Mac & Cheese and Spicy sauces





GrownAs* Mac
TRUFFLE
SEED RANCH
flavor co.
GrownAs* Foods
vegan
GrownAs* Mac
CLASSIC
TRUFFLE HOUND

SEED RANCH
flavor co.
GrownAs* Foods
GrownAs* Mac
TRUFFLE HOUND

Slides


Better than the box
you grew up with
FUTURE OF
FLAVOR
GrownAs* Mac
vegan
GrownAs*
Mac
CLASSIC
TASTY STORIES


GROWING
FLAVOR
Culinary sauces
inspired by plants
SEED RANCH
TRUFFLE
HOUND
GOURMET TRUFFLE

Tags B2C, Plant-Based, Food, D2C, Companies

Summary

- Plant-based is fastest growing CPG market: $8bn (2022) to $37bn (2030)
- Tastes amazing, even though it's vegan! We are a flavor company.
- 2023 forecasted sales of $1.2m - 2026 forecasted sales of $10.8m
- Mac & Cheese launched 0 to 900+ doors in 12 months including Sprouts
- Sauces in 1,400+ retail locations and featured on hit show Hot Ones
- Partnering with Sysco to launch cheese sauces into foodservice
- Seed round of $525k in May 2022 - bootstrapped from 2017-2022

Opportunity

Plant-Based Continues To Surge: One Bite at a Time

Dairy-Free, Plant-Based, and Healthy Living

The plant-based foods market segment is the fastest growing in CPG, estimated to grow from **$8bn** in 2022 to **$37bn** in 2030. **3%** of the US population follows a vegan diet free from animal products. In addition, there are **50 million** Americans with lactose intolerance and seeking healthier dairy-free diets.

Americans are seeking ways to enjoy food that is not only delicious but also nutritious, clean, and guilt-free.

Plant-Based Foods

The fastest growing CPG market segment in the United States.

$37bn in **2030**

$8bn in **2022**

Product

Classic Favorites That Are Delicious and Plant-Based

Since 1937, Kraft Mac and Cheese has been the leader in this category we call 'Mac and Cheese'. More and more consumers are realizing that this classic they created has ingredients that are not so good for you, including phthalates and sodium phosphate.



In large numbers, consumers are moving away from Kraft and looking for healthier options that can provide functional nutrition including better ingredients and added value like clean protein.

There are a few other options for Mac and Cheese on the market, and we set out to create the best one, both in taste and nutrition.

This journey into making a better Mac and Cheese led to launching GrownAs* Foods during the Covid-19 pandemic. We took unique flavors and ingredients and formulated them into our founder's children's favorite food - mac & cheese.





PLANT
CURIOUS

Imagine the mac you loved as a kid, but with zero cholesterol, high in plant-based protein, and most importantly, forking delicious. GrownAs* Mac is a delicious, modern take on a childhood favorite now available in nearly **1,000** stores!

We wanted everyone to feed their inner child or their actual child, so we launched Classic and Truffle flavors. Classic is just like to blue box, only better with creamy and cheesiness galore. Truffle is loaded with real black truffles to inspire your everyday gourmet. Plus, on the way to Flavortown we added in some nutritious to the delicious with 10g of protein per serving, lower sodium, B vitamins, and zero trans fats or cholesterol. No more compromising flavor by adding peas to make your mac healthier.'



vegan
GrownAs* Mac
CLASSIC
TRUFFLE

Before the Mac & Cheese came on the scene, in 2017 we started with a pop-up tent and began selling Seed Ranch Flavor Co. sauces at farmer's market. We didn't find the flavors we wanted at the grocery store, so we created them...and our customers loved them!

[LIST THE SAUCE FLAVORS HERE)



SEED RANCH flavor co.
PEACH CAYENNE HOT SAUCE
SMOKY GHOST HOT SAUCE
THAI GREEN HOT SAUCE
UMAMI EVERYDAY SAUCE
with OVEN DRIED OLIVES, PORCINI MUSHROOMS & CAPERS
5fl oz. (148 ml)
THE TACO
THE SUSHI & DUMPLINGS
TRUFFLE FIRE
GOURMET TRUFFLE HOT SAUCE
TRUFFLE HOUND
GOURMET TRUFFLE HOT SAUCE




A Vision For More Delicious Cheese and Dairy Items

Mac & Cheese is only the beginning. Our vision is to expand 1-to-1 plant-based, cheese and dairy alternatives across grocery aisles, from snacks to sauces and beyond.

Starting in 2024, we are innovating a new product line in the savory snack category - targeting a different classic favorite - to continue scaling our company.



2017 **Humble beginnings**
Farmer's market hot sauce side hustle

Seed Ranch Flavor Co is the umbrella company.

2022
Launched GrownAs* Foods 1-to-1 vegan alternative product lines
Ready-to-eat cheese sauce & cheese snack alternative upcoming

Traction

Traction with the Mac

Seed Ranch Flavor sauces took **6 years** to get placement in **600 doors** following a local and regional first strategy. GrownAs* Mac & Cheese launched from **0-900+ doors** in under **12 months**, bolstered by our seed round closed in May 2022. We see the Mac and Cheese as the main scale driver for our business.



Nationwide Launch with Sprouts in 2023 in all 400 Stores

In March GrownAs* Foods was featured in Sprout's competitive Innovation Set. We flew off shelves selling **5,412** from March 1 - April 30th. As one of the top performing brands we were accepted to the mac & cheese set starting July 2023. From July 1 - August 31 we shipped Sprouts **10,750 units** and are continuing strong.


Polenta
Annie's
ORGANIC
Shells & Real Aged Cheddar
daiya
DELUXE MAC & CHEEZE
Cheddar Style
GrownAs* Mac
Riced BROCCOLI
GOAT CHEDDAR MAC & CHEESE
99¢

And our velocities continue growing with other retailers. Harmons grocery chain weekly sales increased **435%** from March - July 2023. Across the country, our Seed Ranch Flavor and GrownAs* Foods brands continue to grow and make stomachs happy and bites tasting great!


ShopRite
City Market
FAIRE
FAIRWAY
LIKE NO OTHER MARKET
Associated Food Stores
COST PLUS WORLD MARKET
NEW SEASONS MARKET
HyVee
THE FRESH MARKET
JIMBO'S
KING Soopers
HARMONS
MARKET OF CHOICE
WHOLE FOODS MARKET
UNFI
GOURMET GARAGE
Bristol Farms
THRIVE MARKET
LAZY ACRES
POD FOODS
KeHE
LASSENS
NATURAL FOODS & VITAMINS
SPROUTS FARMERS MARKET
CHEX FINER FOODS
Gelson's



Mac & Cheese Boxes Shipped
Moving Mac

# of Boxes Shipped

- 25,000
- 20,000
- 15,000
- 10,000
- 5,000
- $0

Q3 2022	Q4 2022	Q1 2023	Q2 2023
1,593	8,571	16,923	24,793



Category review applications underway for 1300+ natural & hybrid stores

Selected Prospects in Discussion:



Fans Big and Small Love our Flavors

Pitch text

On Seed Ranch Hot Sauces
Verified Customer

"Everything I have tried so far from Seed Ranch has been beyond exceptional"

On GrownAs Mac*
Verified Customer

"This is hands down the best boxed Mac & Cheese out there... Vegan or otherwise. Rich flavor. Cheesy goodness."

On GrownAs Mac*
Verified Customer

"I purchased this for my vegan daughter, the whole family ended up loving it"



Business Model

Improved MacEnomics with inventory scale

Scaling manufacturing

With sales improvements we have captured manufacturing efficiencies, decreasing our COGS and improving gross margin from **30%** (2017) to **45%** (2022). In the coming 24 months we have already identified production improvements which will yield up to a **20%** reduction in our costs.



$7.99 - $14.99 $3.99 - $4.99

Across our product lines we maintain a margin of at least 50% out the door to distributor partners.

Our direct to consumer and Amazon business also continue to perform. Average yearly value for returning customers on Amazon is **$56.50** and our D2C average order value is **$44.66.** Through manufacturing and supply chain operations we keep improving e-commerce margins, which in turn supports our grocery operations and brand equity.

Lean Operations and Efficiency

As a lean team, bootstrapped team from 2017-2022 we know how to make a little go a long way. With a full-time team of only 3 employees we leverage AI, just-in-time manufacturing, fast R&D, and trend spotting in order to remain nimble versus larger competitors.

Competition

How We Stack Up

GrownAs* Foods is kid approved and adult adored with healthier, more nutritious, clean label mac & cheese that doesn't sacrifice on flavor! No more goopy packets and ingredients you can't pronounce. Customers have been surveyed across different retailers and our product wins on taste and also nutrition.

We are the only Mac & Cheese to be Soy Free, Nut Free, and offer high protein benefits.

 **The Stale Favorite** $1.99-$3.99

Cheap price point, questionable ingredients

daiya

The First Mover

$4.99-$6.29

Goopy cheese, nut-based, chemicals

No truffle / unique flavor



The Leader

$3.29-$4.99

Mixed reviews for vegan

Focused on Kraft, not the vegan market



GOODLES

Celebrity Newcomer

$3.99-$4.99

Gal Gadot + funding to go after Annies & Kraft

Single vegan flavor - nut based

GrownAs*Foods

Best in Show

$3.99-$5.99

Nut & soy free + high protein

Branding pops, organic growth

Recyclable & compostable packaging

Seed Ranch Flavor sauces also stand out from the crowd with unique flavors and ingredients. Our best-selling Truffle Hound, Everything but the Sushi & Dumplings, and our classic Umami line of sauces all make everyday meals taste incredible. We were even featured on the hit show Hot Ones where we took Margot Robbie's breath away and made Justin Timberlake cry us a river.






Vision And Strategy

Growing flavor

YTD Sales & Projections

Q4 is Seed Ranch Flavor's strongest with the direct consumers, independents, and retail chains stocking up for the holidays. What's better than a gift you can eat? With holiday orders, confirmed, new private label business, and increasing retail velocities we anticipate 2023 sales of **$1.2m.** Lifetime sales through August 2023 were **$3.34m.**



Multiple Sales Channels: Grocery, Specialty, Amazon, D2C, Foodservice and Export

Our reach however, goes far beyond grocery shelves at your local super. We make 18-36 month shelf-stable, plant-based products which help us distribute across multiple sales channels including grocery, Amazon, D2C, private label, foodservice, and export while minimizing shipping, logistics, and spoils costs.

In 2022 **70%** of sales were from grocery and wholesale accounts and **30%** were from vs Amazon & D2C. Post Covid-19 we have continued to see a strong new baseline for Amazon and e-commerce sales.

Wholesale Grocery vs Amazon & D2C



In Q4 2023 and 2024 we are partnering with Sysco and other foodservice distributors to launch ready-to-serve, plant-based Cheese Sauce and Queso products. These are delicious, Top 9 allergen-free, clean-label, easy dairy alternatives - perfect for College & University, Healthcare, and Military applications.



Plus we are adding export deals for the Middle East, Europe, and Costa Rica with more in the pipeline. These provide valuable cash flow, production capacity, and brand awareness, worth an additional **$100k+** in future annual revenue.

Funding

Return of the Mac

The rise of GrownAs* Mac & Cheese

Seed Ranch Flavor sauces took 6 years to get placement in 600 doors following a local and regional first strategy. GrownAs* Mac & Cheese launched from 0-900+ doors in under 12 months, bolstered by our seed round closed in May 2022.



May 2022
Raised $525k Seed Round

GrownAs* Mac & Cheese in **900+** doors

Seed Ranch Flavor Co. in **1400+** doors

**Complimentary brands
help each other grow**

*ACV is a measure of availability nationwide. SPINS is a data service that ranks sales per category monthly.

In turn, the GrownAs* success has drawn buyer attention to Seed Ranch Flavor sauces. For 24 weeks ended 8/13/23 Seed Ranch Flavor was the #20 ranked hot sauce brand in the natural channel with max ACV* of 25.4%, compared with ACV of under 5% the same period in 2022.

3 Year Forecast: Capital Needed



$10,000,000 .... $10.8m ■ Sales
                                                        ▨ Profit / Loss

$7,500,000

$6.9m

$5,000,000

$2,500,000 .... $2.9m

            $1.2m $1.35m

$0 .... $0

        - $270k

- $2,500,000   - $690k

        2023   2024   2025   2026

* We expect cash flow breakeven in 2025. Profits will be reinvested to drive growth and improve exit valuations with growing brand equity. Our exit strategy remains to sell to a large CPG brand or private equity.

Uses of Capital from Republic Crowdfund Raise




We expect funds from this Republic crowdfund raise will give us 12-18 months of runway. Uses of these fund are projected to be put to use as follows: 40% for production of inventory to supply purchase orders. 30% for sales and marketing - the lifeblood of growing our omnichannel sales approach for brick & mortar grocery and e-commerce. 13% for working capital to maintain payroll, warehousing, service providers, and other operational expenses. 10% short term debt servicing to give us access to inventory financing and additional capital to keep growing sales without incurring hefty interest rate loans. 7% to cover Republic's fees for the crowdfunded round

Leadership

Meet your Chief of Flavor



As Founder and Chief of Flavor, David is tasked with making your taste buds sing and spirits fly. Every recipe starts in David's kitchen, because if it's not tasty/clean/fun enough to pass the test with friends and family, there's no way it will end up on your grocery shelf. He's a father of two boys, health & fitness nut, and 7-year plant-based eater on a mission to show the world delicious, healthy, and vegan can all live under the same umbrella.

Prior to founding Seed Ranch Flavor and GrownAs* Foods, David was a successful entrepreneur in the sustainability space, analyst, sales executive, and briefly an elementary school P.E. teacher.

Team

David Delcourt   Founder & Chief of Flavor

Russell Thomas   Director of Marketing

Maddie Lutz   Customer Success Manager

Jim Kreitman   Investor, Advisor | CEO Motherlode Co-Packing

John Weiss   Investor, Advisor | Co-founder Human Design

John Bogosian   Investor, Advisor | Co-founder Zingfit

Pir Granoff   Investor, Advisor | Serial Entrepreneur

Joshua Onysko   Co-Founder | Founder Pangea Organics

Perks

$200   30% off GrownAs* Foods & Seed Ranch online orders 2 months

$500   50% off online orders GrownAs* Foods & Seed Ranch orders for 3 months

$1,000   50% off online orders GrownAs* Foods & Seed Ranch orders for 3 months Limited Edition T-shirt

$2,500   1 month supply GrownAs* Foods & Seed Ranch (30 units total) Limited Edition T-Shirt

$5,000   Get a 2 month supply GrownAs* Foods & Seed Ranch (60 units total) Limited Edition T-Shirt Mac Man Yellow Tracksuit

$10,000   Get a 3 month supply GrownAs* Foods & Seed Ranch (90 units total) 2 x Limited Edition T-Shirt 2 x Mac Man Yellow Tracksuit

$25,000   Get a 6 month supply GrownAs* Foods & Seed Ranch (180 units total) 3 x Limited Edition T-Shirt 3 x Mac Man Yellow Tracksuit

$50,000   Same as $25,000 level + quarterly call with David Delcourt for 1 year

$100,000 Same as $50,000 level + Visit in person for plant tour and dinner for 2 people (continental US flight, hotel, misc transportation, and food covered only)

FAQ

 **Republic**

Campaign tools ⌄

Seed Ranch | GrownAs* Foods

Ridiculously Delicious Plant-based Vegan Mac & Cheese and Spicy sauces

? Support


vegan
GrownAs* Mac
TRUFFLE
CLASSIC
SEED RANCH
flavor co.
GrownAs* Foods
TRUFFLE HOUND


SEED RANCH
flavor co.
GrownAs* Foods
GrownAs* Mac
TRUFFLE HOUND


GrownAs* Mac
vegan
CLASSIC
Better than the box
you grew up with
UTURE OF
LAVOR

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GROWING
FLAVOR
Culinary sauces
inspired by plants
SEED RANCH
TRUFFLE
HOUND

$25,800

Total reserved

5

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Highlights

Add investment summary...

Plant-based is fastest growing CPG market: $8bn (2022) to $37bn (2030)

Tastes amazing, even though it's vegan! We are a flavor company.

2023 forecasted sales of $1.2m - 2026 forecasted sales of $10.8m

Mac & Cheese launched 0 to 900+ doors in 12 months including Sprouts

Sauces in 1,400+ retail locations and featured on hit show Hot Ones

Partnering with Sysco to launch cheese sauces into foodservice

Seed round of $525k in May 2022 - bootstrapped from 2017-2022

Custom content (Republic admins only)

Opportunity

Plant-Based Continues To Surge: One Bite at a Time

Dairy-Free, Plant-Based, and Healthy Living

The plant-based foods market segment is the fastest growing in CPG, estimated to grow from **$8bn** in 2022 to **$37bn** in 2030. **3%** of the US population follows a vegan diet free from animal products. In addition, there are **50 million** Americans with lactose intolerance and seeking healthier dairy-free diets.

Americans are seeking ways to enjoy food that is not only delicious but also nutritious, clean, and guilt-free.

Plant-Based Foods

The fastest growing CPG market segment in the United States.

$37bn in 2030

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Product

Classic Favorites That Are Delicious and Plant-Based

Since 1937, Kraft Mac and Cheese has been the leader in this category we call 'Mac and Cheese'. More and more consumers are realizing that this classic they created has ingredients that are not so good for you, including phthalates and sodium phosphate.

Reserve Seed Ranch | GrownAs* Foods

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In large numbers, consumers are moving away from Kraft and looking for healthier options that can provide functional nutrition including better ingredients and added value like clean protein.

There are a few other options for Mac and Cheese on the market, and we set out to create the best one, both in taste and nutrition.

This journey into making a better Mac and Cheese led to launching GrownAs* Foods during the Covid-19 pandemic. We… Read more

Traction

Traction with the Mac

Seed Ranch Flavor sauces took **6 years** to get placement in **600 doors** following a local and regional first strategy. GrownAs* Mac & Cheese launched from **0-900+ doors** in under **12 months,** bolstered by our seed round closed in May 2022. We see the Mac and Cheese as the main scale driver for our business.



Nationwide Launch with Sprouts in 2023 in all 400 Stores

In March GrownAs* Foods was featured in Sprout's competitive Innovation Set. We flew off shelves selling **5,412** from March 1 - April 30th. As one of the top performing brands we were accepted to the mac & cheese set starting July 2022. From July 1 - August 31 we shipped Sprouts **10,750 units** and are

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Annie's
ORGANIC
Shells & Real Aged Cheddar
VEGAN MAC
GLUTEN FREE
daiya
DELUXE MAC & CHEEZE
Cheddar Style
GrownAs* Mac
GOAT CHEDDAR MAC & CHEESE
Riced BROCCOLI
PLANT-BASED
99¢

And our velocities continue... Read more

Business model

Improved MacEnomics with inventory scale

Scaling manufacturing

With sales improvements we have captured manufacturing efficiencies, decreasing our COGS and improving gross margin from **30%** (2017) to **45%** (2022). In the coming 24 months we have already identified production improvements which will yield up to a **20%** reduction in our costs.









SEED RANCH flavor co.

GrownAs* Foods

SPROUTS

Reserve Seed Ranch | GrownAs* Foods

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$7.99 - $14.99 $3.99 - $4.99

Across our product lines we maintain a margin of
at least 50% out the door to distributor partners.

Our direct to consumer and Amazon business also continue to perform. Average yearly value for returning customers on Amazon is **$56.50** and our D2C average order value is **$44.66**. Through manufacturing and supply chain operations we keep improving e-commerce margins, which in turn supports our grocery operations and brand equity.

Lean Operations and Efficiency

As a lean team, bootstrapped team from 2017-2022... Read more

Competition

How We Stack Up

GrownAs* Foods is kid approved and adult adored with healthier, more nutritious, clean label mac & cheese that doesn't sacrifice on flavor! No more goopy packets and ingredients you can't pronounce. Customers have been surveyed across different retailers and our product wins on taste and also nutrition.

We are the only Mac & Cheese to be Soy Free, Nut Free, and offer high protein benefits.

 **The Stale Favorite** $1.99-$3.99
Cheap price point, questionable ingredients

 **The First Mover**
$4.99-$6.29
Goopy cheese, nut-based, chemicals
No truffle / unique flavor

 **The Leader**
$3.29-$4.99
Mixed reviews for vegan
Focused on Kraft, not the vegan market

 

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Gal Gadot + funding to go after
Annies & Kraft
Single vegan flavor - nut based

Nut & soy free + high protein
Branding pops, organic growth
Recyclable & compostable packaging

Seed Ranch Flavor sauces also stand out from the crowd with unique flavors and ingredients. Our best-selling Truffle Hound, Everything but the Sushi & Dumplings, and our classic Umami line of sauces all make everyday meals taste incredible. We were even featured on the hit show Hot Ones where we took Margot Robbie's breath away... Read more

Vision and strategy

Growing flavor

YTD Sales & Projections

Q4 is Seed Ranch Flavor's strongest with the direct consumers, independents, and retail chains stocking up for the holidays. What's better than a gift you can eat? With holiday orders, confirmed, new private label business, and increasing retail velocities we anticipate 2023 sales of **$1.2m**. Lifetime sales through August 2023 were **$3.34m**.

From sauces to mac & cheese, our sales are driven by flavor

YTD sales up:

YTD sales $**527**k (through July) up **30**% YOY

YTD profit/loss (through July) improved **19**%

2023 estimated sales $**1.2**m*

	$1,500,000
	$1,200,000
	$900,000
	$600,000
	$300,000
	$0

2017   2018   2019   2020   2021   2022   2023

*Forecasts are estimates and not guaranteed results.

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Funding

Return of the Mac

The rise of GrownAs* Mac & Cheese

Seed Ranch Flavor sauces took 6 years to get placement in 600 doors following a local and regional first strategy. GrownAs* Mac & Cheese launched from 0-900+ doors in under 12 months, bolstered by our seed round closed in May 2022.



May 2022
Raised $525k Seed Round

GrownAs* Mac & Cheese in **900+** doors

Seed Ranch Flavor Co. in **1400+** doors

Complimentary brands help each other grow

*ACV is a measure of availability nationwide. SPINS is a data service that ranks sales per category monthly.

In turn, the GrownAs* success has drawn buyer attention to Seed Ranch Flavor sauces. For 24 weeks ended 8/13/23 Seed Ranch Flavor was the #20 ranked hot sauce brand in the natural channel with max ACV* of 25.4%, compared with ACV of under 5% the same period in 2022.

3 Year Forecast: Capital Needed



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Uses of Capital from Republic Crowdfund Raise




We expect funds from this Republic crowdfund raise will give us 12-18 months of runway. Uses of these fund

... Read more

Leadership

Meet your Chief of Flavor



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As Founder and Chief of Flavor, David is tasked with making your taste buds sing and spirits fly. Every recipe starts in David's kitchen, because if it's not tasty/clean/fun enough to pass the test with friends and family, there's no way it will end up on your grocery shelf. He's a father of two boys, health & fitness nut, and 7-year plant-based eater on a mission to show the world delicious, healthy, and vegan can all live under the same umbrella.

Prior to founding Seed Ranch Flavor and GrownAs* Foods, David was a successful entrepreneur in the sustainability space, analyst, sales executive, and briefly an elementary school P.E. teacher.

Add new section

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Bonus perks ⓘ

If Seed Ranch | GrownAs* Foods launches an offering and you complete an investment, you may receive perks.

Reserve	Receive
Reserve $200	**Receive** 30% off GrownAs* Foods & Seed Ranch online orders 2 months
Reserve $500	**Receive** 50% off online orders GrownAs* Foods & Seed Ranch orders for 3 months
Reserve $1,000	**Receive** 50% off online orders GrownAs* Foods & Seed Ranch orders for 3 months Limited Edition T-shirt
Reserve $2,500	**Receive** 1 month supply GrownAs* Foods & Seed Ranch (30 units total) Limited Edition T-Shirt
Reserve $5,000	**Receive** Get a 2 month supply GrownAs* Foods & Seed Ranch (60 units total) Limited Edition T-Shirt Mac Man Yellow Tracksuit
Reserve $10,000	**Receive** Get a 3 month supply GrownAs* Foods & Seed Ranch (90 units total) 2 x Limited Edition T-Shirt 2 x Mac Man Yellow Tracksuit
Reserve $25,000	**Receive** Get a 6 month supply GrownAs* Foods & Seed Ranch (180 units total) 3 x Limited Edition T-Shirt 3 x Mac Man Yellow Tracksuit
Reserve $50,000	**Receive** Same as $25,000 level + quarterly call with David Delcourt for 1 year
Reserve $100,000	**Receive** Same as $50,000 level + Visit in person for plant tour and dinner for 2 people (continental US flight, hotel, misc transportation, and food covered only)

About Seed Ranch | GrownAs* Foods

Legal Name	Seed Ranch Flavor Co
Founded	Oct 2016
Form	Colorado LLC
Employees	3
Website	grownasfoods.com
Social Media	𝕏 ⓘ in f ♪ ⑂

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Seed Ranch | GrownAs* Foods Team

Everyone helping build Seed Ranch | GrownAs* Foods, not limited to employees

David Delcourt
Founder & Chief of Flavor

Russell Thomas
Director of Marketing

Maddie Lutz
Customer Success Manager

Joshua Onysko
Co-Founder | Founder Pangea Organics

Jim Kreitman
Investor, Advisor | CEO Motherlode Co-Packing

Pit Granoff
Investor, Advisor | Serial Entrepreneur

John Bogosian
Investor, Advisor | Co-founder Zingfit

John Weiss
Investor, Advisor | Co-founder Human Design

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  **Republic**

Company Name	Seed Ranch │ GrownAs* Foods
Logo	
Headline	Ridiculously Delicious, Plant-Based Mac & Cheese & Spicy Sauces - Flavor in CPG

Slides


SEED RANCH
flavor co.
GrownAs* Foods
GrownAs* Mac
TRUFFLE
vegan
CLASSIC
TRUFFLE HOUND


SEED RANCH
flavor co.
GrownAs* Foods
GrownAs* Mac


Better than the box
you grew up with
FUTURE OF
FLAVOR
vegan
GrownAs* Mac
CLASSIC



Tags	B2C, Plant-Based, Food, D2C, Companies

Pitch text

Summary

- Plant-based is fastest growing CPG market: $8bn (2022) to $37bn (2030)
- Tastes amazing, even though it's vegan! We are a flavor company.
- 2023 forecasted sales of $1.2m - 2026 forecasted sales of $10.8m
- Mac & Cheese launched 0 to 900+ doors in 12 months including Sprouts
- Sauces in 1,400+ retail locations and featured on hit show Hot Ones
- Partnering with Sysco to launch cheese sauces into foodservice
- Seed round of $525k in May 2022 - bootstrapped from 2017-2022

Opportunity

Disrupting the Booming Plant-Based Market with Incredible Flavors One Bite at a Time

Dairy-Free, Plant-Based, and Healthy Living

We are passionate about creating amazing flavors and applying them to interesting categories of plant-based, a market that's surging. We've sold over $3.34m in product to date, focusing on the thesis that vegan foods have historically underperformed on flavor, even though there's fast-growing demand for plant-based, healthier foods.

The plant-based foods market segment is the fastest growing in CPG, estimated to grow from **$8bn** in 2022 to **$37bn** in 2030. **3%** of the US population follows a vegan diet free from animal products. In addition, there are **50 million** Americans with lactose intolerance and seeking healthier dairy-free diets.

Americans are seeking ways to enjoy food that is not only delicious but also nutritious, clean, and guilt-free.



Product

Classic Favorites That Are Delicious and Plant-Based

Since 1937, Kraft Mac and Cheese has been the leader in this category we call 'Mac and Cheese'. More and more consumers are realizing that this classic they created has ingredients that are not so good for you, including phthalates and sodium phosphate.



In large numbers, consumers are moving away from Kraft and looking for healthier options that can provide functional nutrition including better ingredients and added value like clean protein.

There are a few other options for Mac and Cheese on the market, and we set out to create the best one, both in taste and nutrition.

This journey into making a better Mac and Cheese led to launching GrownAs* Foods during the Covid-19 pandemic. We took unique flavors and ingredients and formulated them into our founder's children's favorite food - mac & cheese.



Imagine the mac you loved as a kid, but with zero cholesterol, high in plant-based protein, and most importantly, forking delicious. GrownAs* Mac is a delicious, modern take on a childhood favorite now available in nearly **1,000** stores!

We want everyone to feed their inner child or their actual child, so we launched Classic and Truffle flavors. Classic is just like the blue box you see everywhere, only better with cleaner, simpler ingredients. Truffle is loaded with real black truffles to inspire your everyday gourmet.

Taste is King, but on the way to Flavortown we also use nutritious, clean ingredients. The results are clear: 10g of protein per serving, lower sodium, B vitamins, and zero trans fats or cholesterol. No more compromising on flavor and adding peas to make your mac healthier.


vegan
GrownAs* Mac
CLASSIC
ZERO BONES TO PICK.
vegan
GrownAs* Mac

Before the Mac & Cheese came on the scene, in 2017 we started with a pop-up tent and began selling Seed Ranch Flavor Co. sauces at farmer's market. We didn't find the flavors we wanted at the grocery store, so we created them...and our customers loved them!


SEED RANCH flavor co.
PEACH CAYENNE HOT SAUCE
SMOKED JALAPEÑO HOT SAUCE
SMOKY GHOST HOT SAUCE
THAI GREEN HOT SAUCE
HOT THAI GREEN HOT SAUCE
UMAMI EVERYDAY SAUCE
UMAMI RESERVE HOT SAUCE
THE TACO
THE SUSHI & DUMPLINGS
TRUFFLE FIRE
TRUFFLE HOUND




A Vision For More Delicious Cheese and Dairy Items

Mac & Cheese is only the beginning. Our vision is to expand 1-to-1 plant-based, cheese and dairy alternatives across grocery aisles, from snacks to sauces and beyond.

Starting in 2024, we are innovating a new product line in the savory snack category - targeting a different classic favorite - to continue scaling our company.



2017   Humble beginnings
Farmer's market hot sauce side hustle

Seed Ranch Flavor Co is the umbrella company.

2022
Launched GrownAs* Foods 1-to-1 vegan alternative product lines
Ready-to-eat cheese sauce & cheese snack alternative upcoming



Traction

Traction with the Mac

Seed Ranch Flavor sauces took **6 years** to get placement in **600 doors** following a local and regional first strategy. GrownAs* Mac & Cheese launched from **0-900+ doors** in under **12 months**, bolstered by our seed round closed in May 2022. We see the Mac and Cheese as the main scale driver for our business.



Nationwide Launch with Sprouts in 2023 in all 400 Stores

In March GrownAs* Foods was featured in Sprout's competitive Innovation Set. We flew off shelves selling **5,412** from March 1 - April 30th. As one of the top performing brands we were accepted to the mac & cheese set starting July 2023. From July 1 - August 31 we shipped Sprouts **10,750 units** and are continuing strong.



And our velocities continue growing with other retailers. Harmons grocery chain weekly sales increased **435%** from March - July 2023. Across the country, our Seed Ranch Flavor and GrownAs* Foods brands continue to grow and make stomachs happy and bites tasting great!


ShopRite
City Market
FAIRE
FAIRWAY
LIKE NO OTHER MARKET.
Associated Food Stores
COST PLUS WORLD MARKET.
NEW SEASONS MARKET
HyVee
EMPLOYEE OWNED
THE FRESH MARKET
JIMBO'S
KING Soopers
HARMONS
MARKET OF CHOICE
WHOLE FOODS MARKET
UNFI
BETTER FOOD. BETTER FUTURE.
GOURMET GARAGE
Bristol Farms
THRIVE MARKET
LAZY ACRES
natural market
KeHE
POD FOODS
LASSENS
NATURAL FOODS & VITAMINS
SPROUTS
FARMERS MARKET
CHEX
FINER FOODS
Gelson's



Mac & Cheese Boxes Shipped
Moving Mac



Category review applications underway for 1300+ natural & hybrid stores



Selected Prospects in Discussion:

Fans Big and Small Love our Flavors



On Seed Ranch Hot Sauces
Verified Customer

"Everything I have tried so far from Seed Ranch has been beyond exceptional"

On GrownAs* Mac
Verified Customer

"This is hands down the best boxed Mac & Cheese out there... Vegan or otherwise. Rich flavor. Cheesy goodness."

On GrownAs* Mac
Verified Customer

"I purchased this for my vegan daughter, the whole family ended up loving it"

Business Model

IMPROVED MACENOMICS WITH INVENTORY SCALE

Scaling manufacturing

With sales improvements we have captured manufacturing efficiencies, decreasing our COGS and improving gross margin from **30%** (2017) to **45%** (2022). In the coming 24 months we have already identified production improvements which will yield up to a **20%** reduction in our costs.







$7.99 - $14.99 $3.99 - $4.99

Across our product lines we maintain a margin of
at least 50% out the door to distributor partners.

Our direct to consumer and Amazon business also continue to perform.
Average yearly value for returning customers on Amazon is **$56.50** and our
D2C average order value is **$44.66**. Through manufacturing and supply
chain operations we keep improving e-commerce margins, which in turn
supports our grocery operations and brand equity.

Lean Operations and Efficiency

As a lean team, bootstrapped team from 2017-2022 we know how to make a
little go a long way. With a full-time team of only 3 employees we leverage
AI, just-in-time manufacturing, fast R&D, and trend spotting in order to
remain nimble versus larger competitors.

Competition

How We Stack Up

GrownAs* Foods is kid approved and adult adored with healthier, more nutritious, clean label mac & cheese that doesn't sacrifice on flavor! No more goopy packets and ingredients you can't pronounce. Customers have been surveyed across different retailers and our product wins on taste and also nutrition.

We are the only Mac & Cheese to be Soy Free, Nut Free, and offer high protein benefits.


Kraft
The Stale Favorite $1.99-$3.99
Cheap price point, questionable ingredients
daiya
The First Mover
$4.99-$6.29
Goopy cheese, nut-based, chemicals
No truffle / unique flavor
Annie's
The Leader
$3.29-$4.99
Mixed reviews for vegan
Focused on Kraft, not the vegan market
GOODLES
Celebrity Newcomer
$3.99-$4.99
Gal Gadot + funding to go after Annies & Kraft
Single vegan flavor - nut based
GrownAs*Foods
Best in Show
$3.99-$5.99
Nut & soy free + high protein
Branding pops, organic growth
Recyclable & compostable packaging

Seed Ranch Flavor sauces also stand out from the crowd with unique flavors and ingredients. Our best-selling Truffle Hound, Everything but the Sushi & Dumplings, and our classic Umami line of sauces all make everyday meals taste incredible. We were even featured on the hit show Hot Ones where we took Margot Robbie's breath away and made Justin Timberlake cry us a river.


SEED RANCH
THE TACO


SEED RANCH


HOT ONES
MARGOT ROBBIE
@MARGOTROBBIE
SEED RANCH
flavor co.
SCOVILLE LEVEL 74,000
HOT THAI GREEN HOT SAUCE
JUSTIN TIMBERLAKE
@JUSTINTIMBERLAKE

Vision And Strategy

Breaking $1m Annually with

Awesome Flavor

YTD Sales & Projections

Q4 is Seed Ranch Flavor's strongest with the direct consumers, independents, and retail chains stocking up for the holidays. What's better than a gift you can eat? With holiday orders, confirmed, new private label business, and increasing retail velocities we anticipate 2023 sales of **$1.2m.** Lifetime sales through August 2023 were **$3.34m.**



From sauces to mac & cheese, our sales are driven by flavor

YTD sales up:

YTD sales $**527**k (through July) up **30**% YOY

YTD profit/loss (through July) improved **19**%

2023 estimated sales $**1.2**m*

*Forecasts are estimates and not guaranteed results.

Multiple Sales Channels: Grocery, Specialty, Amazon, D2C, Foodservice and Export

Our reach however, goes far beyond grocery shelves at your local super. We make 18-36 month shelf-stable, plant-based products which help us distribute across multiple sales channels including grocery, Amazon, D2C, private label, foodservice, and export while minimizing shipping, logistics, and spoils costs.

In 2022 **70%** of sales were from grocery and wholesale accounts and **30%** were from vs Amazon & D2C. Post Covid-19 we have continued to see a strong new baseline for Amazon and e-commerce sales.


Wholesale Grocery vs Amazon & D2C
$1,000,000
$750,000
$500,000
$250,000
$0
- $250,000
$597,003
Total Income
$836,427
Total Income
$909,389
Total Income
Direct
Grocery
Deductions
2020
2021
2022

In Q4 2023 and 2024 we are partnering with Sysco and other foodservice distributors to launch ready-to-serve, plant-based Cheese Sauce and Queso products. These are delicious, Top 9 allergen-free, clean-label, easy dairy alternatives - perfect for College & University, Healthcare, and Military applications.


GrownAs* Foods
x
Sysco
PLANT-BASED
CHEESE SAUCE
Ready to Serve
HEY@GROWNASFOODS.COM

Plus we are adding export deals for the Middle East, Europe, and Costa Rica with more in the pipeline. These provide valuable cash flow, production capacity, and brand awareness, worth an additional **$100k+** in future annual revenue.

Funding

Return of the Mac

The rise of GrownAs* Mac & Cheese

Seed Ranch Flavor sauces took 6 years to get placement in 600 doors following a local and regional first strategy. GrownAs* Mac & Cheese launched from 0-900+ doors in under 12 months, bolstered by our seed round closed in May 2022.



May 2022
Raised $525k Seed Round

GrownAs* Mac & Cheese in **900+** doors

Seed Ranch Flavor Co. in **1400+** doors

Complimentary brands help each other grow

*ACV is a measure of availability nationwide. SPINS is a data service that ranks sales per category monthly.

In turn, the GrownAs* success has drawn buyer attention to Seed Ranch Flavor sauces. For 24 weeks ended 8/13/23 Seed Ranch Flavor was the #20 ranked hot sauce brand in the natural channel with max ACV* of 25.4%, compared with ACV of under 5% the same period in 2022.

3 Year Forecast: Capital Needed



* We expect cash flow breakeven in 2025. Profits will be reinvested to drive growth and improve exit valuations with growing brand equity. Our exit strategy remains to sell to a large CPG brand or private equity.

Uses of Capital from Republic Crowdfund Raise



We expect funds from this Republic crowdfund raise will give us 12-18 months of runway. Uses of these fund are projected to be put to use as follows: 40% for production of inventory to supply purchase orders. 30% for sales and marketing - the lifeblood of growing our omnichannel sales approach for brick & mortar grocery and e-commerce. 13% for working capital to maintain payroll, warehousing, service providers, and other operational expenses. 10% short term debt servicing to give us access to inventory financing and additional capital to keep growing sales without incurring hefty interest rate loans. 7% to cover Republic's fees for the crowdfunded round

Leadership

Meet your Chief of Flavor



As Founder and Chief of Flavor, David is tasked with making your taste buds sing and spirits fly. Every recipe starts in David's kitchen, because if it's not tasty/clean/fun enough to pass the test with friends and family, there's no way it will end up on your grocery shelf. He's a father of two boys, health & fitness nut, and 7-year plant-based eater on a mission to show the world delicious, healthy, and vegan can all live under the same umbrella.

Prior to founding Seed Ranch Flavor and GrownAs* Foods, David was a successful entrepreneur in the sustainability space, analyst, sales executive, and briefly an elementary school P.E. teacher.

Invest in Us - Invest in the Future of Flavor

So, why invest with us in the Seed Ranch Flavor | Grown As* Foods journey? We are confident that with over $1.05M in trailing 12 month sales (through August), we are poised to continue scaling nationally with retail partners like Sprouts, direct to consumer sales through Amazon and our website, and launching our upcoming foodservice with Sysco.

The introduction late last year of our Mac and Cheese product is selling off the charts, with 189% growth from 4Q22 through 2Q22 with more boxes flying off the shelves than ever before. Not to mention excellent growth with Seed Ranch Flavor sauces moving from 5% to 25% national availability in the natural channel. And that's just the beginning.



We are making an impact by introducing ridiculously flavorful, better-for-you, plant-based favorites to the market that are not only delicious, but also nutritious and functional.

Let's shape the future of flavor together!

David Delcourt - Chief of Flavor

Team

	David Delcourt	Founder & Chief of Flavor
	Russell Thomas	Director of Marketing
	Maddie Lutz	Customer Success Manager
	Jim Kreitman	Investor, Advisor | CEO Motherlode Co-Packing
	John Weiss	Investor, Advisor | Co-founder Human Design
	John Bogosian	Investor, Advisor | Co-founder Zingfit
	Pir Granoff	Investor, Advisor | Serial Entrepreneur
	Joshua Onysko	Co-Founder | Founder Pangea Organics

Perks

$200	30% off GrownAs* Foods & Seed Ranch online orders 2 months
$500	50% off online orders GrownAs* Foods & Seed Ranch orders for 3 months
$1,000	50% off online orders GrownAs* Foods & Seed Ranch orders for 3 months Limited Edition T-shirt
$2,500	1 month supply GrownAs* Foods & Seed Ranch (30 units total) Limited Edition T-Shirt
$5,000	Get a 2 month supply GrownAs* Foods & Seed Ranch (60 units total) Limited Edition T-Shirt Mac Man Yellow Tracksuit
$10,000	Get a 3 month supply GrownAs* Foods & Seed Ranch (90 units total) 2 x Limited Edition T-Shirt 2 x Mac Man Yellow Tracksuit
$25,000	Get a 6 month supply GrownAs* Foods & Seed Ranch (180 units total) 3 x Limited Edition T-Shirt 3 x Mac Man Yellow Tracksuit
$50,000	Same as $25,000 level + quarterly call with David Delcourt for 1 year

| $100,000 | Same as $50,000 level + Visit in person for plant tour and dinner for 2 people (continental US flight, hotel, misc transportation, and food covered only) |

FAQ

 **Republic**

Company Name	Seed Ranch │ GrownAs* Foods

Logo	

Headline	Ridiculously Delicious, Plant-Based Mac & Cheese & Spicy Sauces - Flavor in CPG

Slides








Better than the box
you grew up with
FUTURE OF
FLAVOR
vegan
GrownAs*
Mac
CLASSIC


GROWING
FLAVOR
Culinary sauces
inspired by plants
TRUFFLE
HOUND

Tags B2C, Plant-Based, Food, D2C, Companies

Pitch text

Summary

- Plant-based is fastest growing CPG market: $8bn (2022) to $37bn (2030)
- Tastes amazing, even though it's vegan! We are a flavor company.
- 2023 forecasted sales of $1.2m - 2026 forecasted sales of $10.8m
- Mac & Cheese launched 0 to 900+ doors in 12 months including Sprouts
- Sauces in 1,400+ retail locations and featured on hit show Hot Ones
- Partnering with Sysco to launch cheese sauces into foodservice
- Seed round of $525k in May 2022 - bootstrapped from 2017-2022

Opportunity

Disrupting the Booming Plant-Based Market with Incredible Flavors One Bite at a Time

Dairy-Free, Plant-Based, and Healthy Living

We are passionate about creating amazing flavors and applying them to interesting categories of plant-based, a market that's surging. We've sold over $3.34m in product to date, focusing on the thesis that vegan foods have historically underperformed on flavor, even though there's fast-growing demand for plant-based, healthier foods.

The plant-based foods market segment is the fastest growing in CPG, estimated to grow from **$8bn** in 2022 to **$37bn** in 2030. **3%** of the US population follows a vegan diet free from animal products. In addition, there are **50 million** Americans with lactose intolerance and seeking healthier dairy-free diets.

Americans are seeking ways to enjoy food that is not only delicious but also nutritious, clean, and guilt-free.



Product

Classic Favorites That Are Delicious and Plant-Based

Since 1937, Kraft Mac and Cheese has been the leader in this category we call 'Mac and Cheese'. More and more consumers are realizing that this classic they created has ingredients that are not so good for you, including phthalates and sodium phosphate.



In large numbers, consumers are moving away from Kraft and looking for healthier options that can provide functional nutrition including better ingredients and added value like clean protein.

There are a few other options for Mac and Cheese on the market, and we set out to create the best one, both in taste and nutrition.

This journey into making a better Mac and Cheese led to launching GrownAs* Foods during the Covid-19 pandemic. We took unique flavors and ingredients and formulated them into our founder's children's favorite food - mac & cheese.



Imagine the mac you loved as a kid, but with zero cholesterol, high in plant-based protein, and most importantly, forking delicious. GrownAs* Mac is a delicious, modern take on a childhood favorite now available in nearly **1,000** stores!

We want everyone to feed their inner child or their actual child, so we launched Classic and Truffle flavors. Classic is just like the blue box you see everywhere, only better with cleaner, simpler ingredients. Truffle is loaded with real black truffles to inspire your everyday gourmet.

Taste is King, but on the way to Flavortown we also use nutritious, clean ingredients. The results are clear: 10g of protein per serving, lower sodium, B vitamins, and zero trans fats or cholesterol. No more compromising on flavor and adding peas to make your mac healthier.


vegan
GrownAs* Mac
CLASSIC
vegan
GrownAs* Mac

Before the Mac & Cheese came on the scene, in 2017 we started with a pop-up tent and began selling Seed Ranch Flavor Co. sauces at farmer's market. We didn't find the flavors we wanted at the grocery store, so we created them...and our customers loved them!


SEED RANCH
PEACH CAYENNE HOT SAUCE
SMOKED JALAPEÑO HOT SAUCE
SMOKY GHOST HOT SAUCE
THAI GREEN HOT SAUCE
HOT THAI GREEN HOT SAUCE
UMAMI EVERYDAY SAUCE
UMAMI RESERVE HOT SAUCE
THE TACO
THE SUSHI & DUMPLINGS
TRUFFLE FIRE
TRUFFLE HOUND



A Vision For More Delicious Cheese and Dairy Items

Mac & Cheese is only the beginning. Our vision is to expand 1-to-1 plant-based, cheese and dairy alternatives across grocery aisles, from snacks to sauces and beyond.

Starting in 2024, we are innovating a new product line in the savory snack category - targeting a different classic favorite - to continue scaling our company.


2017 Humble beginnings
Farmer's market hot sauce side hustle
Seed Ranch Flavor Co is the umbrella company.
2022
Launched GrownAs* Foods 1-to-1 vegan alternative product lines
Ready-to-eat cheese sauce & cheese snack alternative upcoming
TRUFFLE HOUND
SEED RANCH
THE TACO
UMAMI
GrownAs* Mac

Traction

Traction with the Mac

Seed Ranch Flavor sauces took **6 years** to get placement in **600 doors** following a local and regional first strategy. GrownAs* Mac & Cheese launched from **0-900+ doors** in under **12 months**, bolstered by our seed round closed in May 2022. We see the Mac and Cheese as the main scale driver for our business.



Nationwide Launch with Sprouts in 2023 in all 400 Stores

In March GrownAs* Foods was featured in Sprout's competitive Innovation Set. We flew off shelves selling **5,412** from March 1 - April 30th. As one of the top performing brands we were accepted to the mac & cheese set starting July 2023. From July 1 - August 31 we shipped Sprouts **10,750 units** and are continuing strong.


Polenta
Annie's
daiya
DELUXE MAC & CHEEZE
GrownAs* Mac
99¢
Riced BROCCOLI
GOAT CHEDDAR MAC & CHEESE

And our velocities continue growing with other retailers. Harmons grocery chain weekly sales increased **435%** from March - July 2023. Across the country, our Seed Ranch Flavor and GrownAs* Foods brands continue to grow and make stomachs happy and bites tasting great!


ShopRite
City Market
FAIRE
FAIRWAY
LIKE NO OTHER MARKET
Associated Food Stores
COST PLUS WORLD MARKET
NEW SEASONS MARKET
HyVee
THE FRESH MARKET
JIMBO'S
KING Soopers
HARMONS
MARKET OF CHOICE
WHOLE FOODS MARKET
UNFI
GOURMET GARAGE
Bristol Farms
THRIVE MARKET
LAZY ACRES
POD FOODS
KeHE
LASSENS
NATURAL FOODS & VITAMINS
SPROUTS FARMERS MARKET
CHEX
Gelson's







Mac & Cheese Boxes Shipped
Moving Mac
# of Boxes Shipped
25,000
20,000
15,000
10,000
5,000
$0
1,593
8,571
16,923
24,793
Q3 2022
Q4 2022
Q1 2023
Q2 2023

Category review applications underway for 1300+ natural & hybrid stores

Selected Prospects in Discussion:

meijer, giant eagle, Whole Foods Market, DeCicco Family Markets, Yoke's Fresh Market, Fresh Thyme Market, Wegmans, Roche Bros., Fred Meyer, Pavilions

Fans Big and Small Love our Flavors



On Seed Ranch Hot Sauces
Verified Customer

"Everything I have tried so far from Seed Ranch has been beyond exceptional"

On GrownAs* Mac
Verified Customer

"This is hands down the best boxed Mac & Cheese out there… Vegan or otherwise. Rich flavor. Cheesy goodness."

On GrownAs* Mac
Verified Customer

"I purchased this for my vegan daughter, the whole family ended up loving it"

Business Model

IMPROVED MACENOMICS WITH INVENTORY SCALE

Scaling manufacturing

With sales improvements we have captured manufacturing efficiencies, decreasing our COGS and improving gross margin from **30%** (2017) to **45%** (2022). In the coming 24 months we have already identified production improvements which will yield up to a **20%** reduction in our costs.









$7.99 - $14.99 $3.99 - $4.99

Across our product lines we maintain a margin of
at least 50% out the door to distributor partners.

Our direct to consumer and Amazon business also continue to perform. Average yearly value for returning customers on Amazon is **$56.50** and our D2C average order value is **$44.66.** Through manufacturing and supply chain operations we keep improving e-commerce margins, which in turn supports our grocery operations and brand equity.

Lean Operations and Efficiency

As a lean team, bootstrapped team from 2017-2022 we know how to make a little go a long way. With a full-time team of only 3 employees we leverage AI, just-in-time manufacturing, fast R&D, and trend spotting in order to remain nimble versus larger competitors.

Competition

How We Stack Up

GrownAs* Foods is kid approved and adult adored with healthier, more nutritious, clean label mac & cheese that doesn't sacrifice on flavor! No more goopy packets and ingredients you can't pronounce. Customers have been surveyed across different retailers and our product wins on taste and also nutrition.

We are the only Mac & Cheese to be Soy Free, Nut Free, and offer high protein benefits.


Kraft
The Stale Favorite $1.99-$3.99
Cheap price point, questionable ingredients
daiya
The First Mover
$4.99-$6.29
Goopy cheese, nut-based, chemicals
No truffle / unique flavor
Annie's
The Leader
$3.29-$4.99
Mixed reviews for vegan
Focused on Kraft, not the vegan market
GOODLES
Celebrity Newcomer
$3.99-$4.99
Gal Gadot + funding to go after Annies & Kraft
Single vegan flavor - nut based
GrownAs*Foods
Best in Show
$3.99-$5.99
Nut & soy free + high protein
Branding pops, organic growth
Recyclable & compostable packaging

Seed Ranch Flavor sauces also stand out from the crowd with unique flavors and ingredients. Our best-selling Truffle Hound, Everything but the Sushi & Dumplings, and our classic Umami line of sauces all make everyday meals taste incredible. We were even featured on the hit show Hot Ones where we took Margot Robbie's breath away and made Justin Timberlake cry us a river.





SEED
RANCH
THE TACO

HOT
ONES
MARGOT ROBBIE
@MARGOTROBBIE
SEED
RANCH
flavor co.
SCOVILLE
LEVEL
74,000
HOT THAI GREEN
HOT SAUCE
JUSTIN TIMBERLAKE
@JUSTINTIMBERLAKE

Vision And Strategy

Breaking $1m Annually with

Awesome Flavor

YTD Sales & Projections

Q4 is Seed Ranch Flavor's strongest with the direct consumers, independents, and retail chains stocking up for the holidays. What's better than a gift you can eat? With holiday orders, confirmed, new private label business, and increasing retail velocities we anticipate 2023 sales of **$1.2m.** Lifetime sales through August 2023 were **$3.34m.**



From sauces to mac & cheese, our sales are driven by flavor

YTD sales up:

YTD sales $**527**k (through July) up **30**% YOY

YTD profit/loss (through July) improved **19**%

2023 estimated sales $**1.2**m*

*Forecasts are estimates and not guaranteed results.

Multiple Sales Channels: Grocery, Specialty, Amazon, D2C, Foodservice and Export

Our reach however, goes far beyond grocery shelves at your local super. We make 18-36 month shelf-stable, plant-based products which help us distribute across multiple sales channels including grocery, Amazon, D2C, private label, foodservice, and export while minimizing shipping, logistics, and spoils costs.

In 2022 **70%** of sales were from grocery and wholesale accounts and **30%** were from vs Amazon & D2C. Post Covid-19 we have continued to see a strong new baseline for Amazon and e-commerce sales.

Wholesale Grocery vs Amazon & D2C



In Q4 2023 and 2024 we are partnering with Sysco and other foodservice distributors to launch ready-to-serve, plant-based Cheese Sauce and Queso products. These are delicious, Top 9 allergen-free, clean-label, easy dairy alternatives - perfect for College & University, Healthcare, and Military applications.



Plus we are adding export deals for the Middle East, Europe, and Costa Rica with more in the pipeline. These provide valuable cash flow, production capacity, and brand awareness, worth an additional **$100k+** in future annual revenue.

Funding

Return of the Mac

The rise of GrownAs* Mac & Cheese

Seed Ranch Flavor sauces took 6 years to get placement in 600 doors following a local and regional first strategy. GrownAs* Mac & Cheese launched from 0-900+ doors in under 12 months, bolstered by our seed round closed in May 2022.



May 2022
Raised $525k Seed Round

GrownAs* Mac & Cheese in **900+** doors

Seed Ranch Flavor Co. in **1400+** doors

Complimentary brands help each other grow

*ACV is a measure of availability nationwide. SPINS is a data service that ranks sales per category monthly.

In turn, the GrownAs* success has drawn buyer attention to Seed Ranch Flavor sauces. For 24 weeks ended 8/13/23 Seed Ranch Flavor was the #20 ranked hot sauce brand in the natural channel with max ACV* of 25.4%, compared with ACV of under 5% the same period in 2022.

3 Year Forecast: Capital Needed



* We expect cash flow breakeven in 2025. Profits will be reinvested to drive growth and improve exit valuations with growing brand equity. Our exit strategy remains to sell to a large CPG brand or private equity.

Uses of Capital from Republic Crowdfund Raise



We expect funds from this Republic crowdfund raise will give us 12-18 months of runway. Uses of these fund are projected to be put to use as follows: 40% for production of inventory to supply purchase orders. 30% for sales and marketing - the lifeblood of growing our omnichannel sales approach for brick & mortar grocery and e-commerce. 13% for working capital to maintain payroll, warehousing, service providers, and other operational expenses. 10% short term debt servicing to give us access to inventory financing and additional capital to keep growing sales without incurring hefty interest rate loans. 7% to cover Republic's fees for the crowdfunded round

Leadership

Meet your Chief of Flavor



As Founder and Chief of Flavor, David is tasked with making your taste buds sing and spirits fly. Every recipe starts in David's kitchen, because if it's not tasty/clean/fun enough to pass the test with friends and family, there's no way it will end up on your grocery shelf. He's a father of two boys, health & fitness nut, and 7-year plant-based eater on a mission to show the world delicious, healthy, and vegan can all live under the same umbrella.

Prior to founding Seed Ranch Flavor and GrownAs* Foods, David was a successful entrepreneur in the sustainability space, analyst, sales executive, and briefly an elementary school P.E. teacher.

Invest in Us - Invest in the Future of Flavor

So, why invest with us in the Seed Ranch Flavor │ Grown As* Foods journey? We are confident that with over $1.05M in trailing 12 month sales (through August), we are poised to continue scaling nationally with retail partners like Sprouts, direct to consumer sales through Amazon and our website, and launching our upcoming foodservice with Sysco.

The introduction late last year of our Mac and Cheese product is selling off the charts, with 189% growth from 4Q22 through 2Q22 with more boxes flying off the shelves than ever before. Not to mention excellent growth with Seed Ranch Flavor sauces moving from 5% to 25% national availability in the natural channel. And that's just the beginning.



We are making an impact by introducing ridiculously flavorful, better-for-you, plant-based favorites to the market that are not only delicious, but also nutritious and functional.

Let's shape the future of flavor together!

David Delcourt - Chief of Flavor

Team

	David Delcourt	Founder & Chief of Flavor
	Russell Thomas	Director of Marketing
	Maddie Lutz	Customer Success Manager
	Jim Kreitman	Investor, Advisor | CEO Motherlode Co-Packing
	John Weiss	Investor, Advisor | Co-founder Human Design
	John Bogosian	Investor, Advisor | Co-founder Zingfit
	Pir Granoff	Investor, Advisor | Serial Entrepreneur
	Joshua Onysko	Co-Founder | Founder Pangea Organics

Perks

$200	30% off GrownAs* Foods & Seed Ranch online orders 2 months
$500	50% off online orders GrownAs* Foods & Seed Ranch orders for 3 months
$1,000	50% off online orders GrownAs* Foods & Seed Ranch orders for 3 months Limited Edition T-shirt
$2,500	1 month supply GrownAs* Foods & Seed Ranch (30 units total) Limited Edition T-Shirt
$5,000	Get a 2 month supply GrownAs* Foods & Seed Ranch (60 units total) Limited Edition T-Shirt Mac Man Yellow Tracksuit
$10,000	Get a 3 month supply GrownAs* Foods & Seed Ranch (90 units total) 2 x Limited Edition T-Shirt 2 x Mac Man Yellow Tracksuit
$25,000	Get a 6 month supply GrownAs* Foods & Seed Ranch (180 units total) 3 x Limited Edition T-Shirt 3 x Mac Man Yellow Tracksuit
$50,000	Same as $25,000 level + quarterly call with David Delcourt for 1 year

$100,000	Same as $50,000 level + Visit in person for plant tour and dinner for 2 people (continental US flight, hotel, misc transportation, and food covered only)

FAQ

Dear [existing investor name],
I'm excited to announce our Republic crowdfund is (quietly) live.

Many of you pledged your support which I'm incredibly grateful for. Now is the time where I ask you to come through. Here are some ways I'd love to have you pitch in:

First - reserve your spot to invest with us. If you haven't heard my full story, you will in the video. But I believe all of you have seen my passion and purpose behind Seed Ranch and GrownAs Foods. I'm all-in on continuing to grow and drive to an exit in the next 4 years. Link below:

https://republic.com/grown-as-foods?utm_source=grown-as-foods&utm_medium=email&utm_campaign=issuer_ref

Second - share across your networks. Gaining momentum and reach is pivotal to the campaign. Below is a link you can use for Social channels (or use the above link for emails).

https://republic.com/grown-as-foods?utm_source=grown-as-foods&utm_medium=social&utm_campaign=issuer_ref

Third - in-person sharing and events. Old school word of mouth is a powerful tool! If you are a supporter, please let others know. Events are still a work in progress, but I would love for your help as we begin to organize event(s) at the Lab and elsewhere.

Huge gratitude to you all for your support and for what we're accomplishing together. I leave you with my Core Purpose, shaped over our sessions, and still a work in progress.

"To feed 100 million households with delicious, better for you, better for planet foods"

Thank you!

David Delcourt | Chief of Flavor
Seed Ranch Flavor Co | GrownAs* Foods
delcourt@seedranchflavor.com | 720-583-5375
www.seedranchflavor.com | @seedranchflavor | facebook.com/seedranchflavor

 